UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Edison Nation, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

28103E106
(CUSIP Number)

October 2, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28103E106	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Columbus Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 Restricted Shares of Common Stock (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 Restricted Shares of Common Stock (See Note 2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 Restricted Shares of Common Stock (See Note 2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)	Based on 7,733,835 outstanding shares of Common Stock as of October 2, 2019.

(2)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Columbus Capital Management, LLC expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Columbus Capital Management, LLC is the beneficial owner of any of the securities reported herein.

CUSIP No. 28103E106	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Matthew D. Ockner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 750,000 Restricted Shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 750,000 Restricted Shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000 Restricted Shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3)	See Note (1) Above.

CUSIP No. 28103E106	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Rovida West Coast Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 393,000 Restricted Shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 393,000 Restricted Shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,000 Restricted Shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Note 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4) See Note (1) Above.

CUSIP No. 28103E106	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Edison Nation, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

909 New Brunswick Avenue

Phillipsburg, NJ 08865

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)	Columbus Capital Management, LLC

(ii)	Matthew D. Ockner

(iii)	Rovida West Coast Investments Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Columbus Capital Management, LLC

1 Embarcadero Center, Suite 1130

San Francisco, CA 94111

(ii)	Matthew D. Ockner

c/o Columbus Capital Management, LLC

1 Embarcadero Center, Suite 1130

San Francisco, CA 94111

(iii)	Rovida West Coast Investments Limited

c/o The London & Amsterdam Trust Company Limited

62 Forum Lane, Camana Bay

Grand Cayman KY-1004

Cayman Islands

Item 2(c).	Citizenship:

(i)	Columbus Capital Management, LLC - CA

(ii)	Matthew D. Ockner - USA

(iii)	Rovida West Coast Investments Limited - Cayman Islands

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value ("Common Stock")

Item 2(e).	CUSIP Number:

28103E106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 28103E106	13G	Page 5 of 9 Pages

Item 4.	Ownership

(i)	Columbus Capital Management, LLC

(a)	Amount beneficially owned: 750,000 Restricted Shares of Common Stock (See Note 5)

(b)	Percent of class: 9.7% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 750,000 Restricted Shares of Common Stock (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 750,000 Restricted Shares of Common Stock (See Note 5)

(ii)	Matthew D. Ockner

(a)	Amount beneficially owned: 750,000 Restricted Shares of Common Stock (See Note 5)

(b)	Percent of class: 9.7% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 750,000 Restricted Shares of Common Stock (see Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 750,000 Restricted Shares of Common Stock (See Note 5)

(iii)	Rovida West Coast Investments Limited

(a)	Amount beneficially owned: 393,000 Restricted Shares of Common Stock (See Note 5)

(b)	Percent of class: 5.1% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 393,000 Restricted Shares of Common Stock (See Note 5)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 393,000 Restricted Shares of Common Stock (See Note 5)

CUSIP No. 28103E106	13G	Page 6 of 9 Pages

Note 5:

Columbus Capital Management, LLC ("CCM") is an investment advisor that is registered under the Investment Advisors Act of 1940. CCM, which serves as the general partner to Columbus Capital QP Partners, L.P. and Columbus Capital Partners, L.P., and an investment advisor to Rovida West Coast Investments Limited ("RWC"), may be deemed to be the beneficial owner of all shares of Common Stock held by RWC. Mr. Matthew D. Ockner, as Managing Member of Columbus Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by RWC. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, CCM and Mr. Ockner expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that CCM or Mr. Ockner are the beneficial owner of any of the securities reported herein.

Note 6:

Based on 7,733,835 outstanding shares of Common Stock as of October 2, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 5 above. RWC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 5 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 28103E106	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2019

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

ROVIDA WEST COAST INVESTMENTS LIMITED

By: /s/ Rankine McMillan

Name: Rankine McMillan

Title: Director

CUSIP No. 28103E106	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Date: October 25, 2019

COLUMBUS CAPITAL MANAGEMENT, LLC

By: /s/ Matthew D. Ockner

Name: Matthew D. Ockner

Title: Managing Member

MATTHEW D. OCKNER

By: /s/ Matthew D. Ockner

ROVIDA WEST COAST INVESTMENTS LIMITED

By: /s/ Rankine McMillan

Name: Rankine McMillan

Title: Director

CUSIP No. 28103E106	13G	Page 9 of 9 Pages